Filed by The St. Paul Companies, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.

Commission File No.: 333-111072

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. On December 10, 2003, The St. Paul filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC as they become available.

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     The attached slide presentation may be used by The St. Paul as additional solicitation material in connection with the proposed transaction and supplements the slide presentation that was filed by The St. Paul on November 17, 2003.

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The St. Paul Travelers
Companies

Setting the Property/Casualty
Market Standard

Cautionary Statement

Any comments made regarding future expectations, trends and market conditions, including pricing and loss cost trends as well as other topics, may be considered forward-looking under the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ from our current expectations. The St. Paul Companies and Travelers assume no duty to update forward looking statements. Factors that could cause actual results to differ are described under “Cautionary Statement regarding Forward—Looking Statements” in St. Paul’s registration statement on Form S-4, filed with the SEC.

The St. Paul Travelers Companies
Setting The Property/Casualty Market Standard

➢	The “Go-To” National Market Company

➢	Financial Strength

➢	Compatible Cultures and Track Record of Successful Transactions

➢	Paramount Objective —Driving Value Creation for Shareholders

➢	Management Appointments and Integration Planning

The St. Paul Travelers Companies
Summary of Merger Terms

Exchange Ratio	0.4334 St. Paul shares per Travelers share (Class A and B)

Structure	Tax-free merger

Dividend Policy	Ongoing dividend at the annual rate of $0.88 per share;
Special cash dividend to SPC shareholders of record date prior to closing

New Corporate Name	The St. Paul Travelers Companies

Global Headquarters	Saint Paul, Minnesota

Management	Robert Lipp, Chairman
Jay Fishman, CEO (Chairman, 1/1/06)

Board Composition	12 Travelers Directors
11 St. Paul Directors

Expected Closing	Second quarter 2004

Approvals Required	Normal regulatory and shareholder approvals for both companies

The “Go-To”
National Market Company

The St. Paul Travelers Companies
Total Net Premiums Written

($ in billions)

	2003 Estimated

	St. Paul	Travelers	Combined

General Commercial Lines	3.0	6.2	9.2

Specialty Commercial Lines	4.5	1.9	6.4

Total Commercial Lines	7.5	8.1	15.6

Personal Lines	—	5.0	5.0

Total Company NPW	$7.5	$13.1	$20.6

Source: Management estimates.

The St. Paul Travelers Companies Market Share

Commercial Lines			Personal Lines – Agency Only

1	AIG	8.8%	1	Progressive	13.1%

2	St. Paul Travelers	7.6%	2	St. Paul Travelers	6.8%

2	Zurich/Farmers	6.5%	3	Hartford	4.7%

3	Travelers	4.4%	4	SAFECO	4.4%

4	CNA	3.8%	5	Erie Ins Group	3.4%

5	Liberty Mutual	3.7%	6	Mercury General	2.7%

6	St. Paul	3.2%	7	CNA	2.7%

7	Chubb	3.1%	8	Chubb	2.6%

8	Hartford	2.9%	9	Auto-Owner Ins	2.6%

9	CA Comp Fund	2.7%	10	Allmerica	2.4%

10	ACE	2.3%

Source: A.M. Best. Based on 2002 direct premium written, excluding other accident & health.

The St. Paul Travelers Companies
Commercial Lines Ranking by Product

	St. Paul	Travelers	Combined

Commercial Auto Liability	4	3	1

Commercial Multi-Peril	12	2	1

Commercial P&C	6	3	2

Fidelity and Surety	2	1	1

Fire	8	4	4

Other Liability	4	7	2

Worker’s Comp	10	5	4

Source: A.M. Best.

The St. Paul Travelers Companies
Commercial Lines Geographic Penetration

St. Paul Travelers Combined	Geographic Diversification

Source: A.M. Best. Based on 2002 direct premiums written. The following A.M. Best lines of business are included in the definition of "Commercial Lines" as shown in the chart: Fire, Allied Lines, Ocean Marine, Inland Marine, Earthquake, Workers' Compensation, Other Liability, Products Liability, Burglary & Theft, Boiler & Machinery, Commercial Multi-Peril (Liability & Non-Liability), Commercial Auto Liability, Commercial Auto, Physical 8 Damage, and Commercial Auto No-Fault.
(1) Includes District of Columbia.

The St. Paul Travelers Companies
Geographic Penetration

Geographic Combination

____________________
Source: OneSource U.S. Insurance P&C Database: Schedule T.

The St. Paul Travelers Companies
Geographic Penetration

Geographic Combination

The St. Paul Travelers Companies
The “Go-To” Company for Independent Agents

Commercial Lines Agency Preference	Personal Lines Agency Preference

Goldman Sachs Survey, August 18, 2003. Source:

The St. Paul Travelers Companies
The “Go-To” Company for Independent Agents

% of Total U.S. Agency Commercial Business
Only 35% of business from top 100 agents
60%
50%
40%
30%
20%
10%
0%
22.3%
14.1%
16.7%
33.5%
19.3%
24.0%
41.7%
24.4%
29.2%
51.4%
30.3%
35.1%
Top 10
Top 25
Top 50
Top 100
St. Paul
Travelers
Combined

Note: excludes Marsh, Aon, and Willis. Excludes National Accounts, Discover, Gulf, Northland, American Equity, and Associates

The St. Paul Travelers Companies
The “Go-To” Company for Independent Agents

Travelers Top 100 Agents

St. Paul Top 100 Agents

Less than 50 percent overlap

The St. Paul Travelers Companies
The “Go-To” Company for Independent Agents

An Initial Perspective on Agency Concentration – Top 30 B.I. (1)

		St. Paul Travelers Rank (number of brokers)
Combined Market Share	Number of Brokers Included	#1	#2	#3	#4
18% - 21%	1	1
15% - 18%	3	1	2
12% - 15%	3	1	2
10% - 12%	0
8% - 10%	2	1	1
6% - 8%	3	1	1	1
4% - 6%	1	1
2% - 4%	2			1	1
<2%	0

Source: Agent survey.

(1) Excludes Marsh, Aon and Willis.

Financial Strength

The St. Paul Travelers Companies
Second Largest U.S. Insurer by Shareholders’ Equity

($ in billions)

Rank	Company Name	Common Shareholders’ Equity
1	American International Group	$68.2
2	St. Paul Travelers Companies(1)	20.2
2	Allstate	19.4
3	Travelers	11.5
4	Hartford	11.3
5	Chubb Corporation	8.5
6	ACE Limited	8.3
7	CNA Financial Corporation	7.5
8	XL Capital Limited	7.4
9	St. Paul	6.3
10	Cincinnati Financial	5.8
11	SAFECO Corporation	4.9
12	Progressive Corporation	4.6

Source: Company filings.
Note: Statistics as of September 30, 2003.
(1) Reflects pro forma purchase accounting adjustments. See Form S-4 filed December 10, 2003.

The St. Paul Travelers Companies
Summary Financial Information

($ IN BILLIONS, except per share amounts)

2003 Estimated (First Call)	St. Paul	Travelers
Revenues	$8.1	$14.9
Operating income	0.8	1.7

At September 30, 2003			Pro Forma	(1)
Investment assets	22.7	37.8	60.8
Total assets	40.4	63.5	109.1
Shareholders’ equity	6.3	11.5	20.2
Book Value Per Share			30.19
Statutory Surplus			13.0
NPW / Surplus			1.48	x
Reserves / Surplus			2.62	x

Source: Company filings.
(1) Reflects pro forma purchase accounting adjustments. See Form S-4 filed December 10, 2003.

The St. Paul Travelers Companies
Strong Capital Base

($ in billions)

Leverage	St. Paul	Travelers	Pro Forma	(1)
Conventional Debt (2)	$2.2	$2.7	$5.0
Total Debt	3.6	2.7	6.4
Total Capital	9.8	14.2	26.6
Conventional Debt (2) / Capital	22.7%	18.9%	19.0%

Financial Strength Ratings (as of November 14, 2003)

Moody’s	A1	Aa3

S&P	A+	AA-

A.M. Best	A	A++

Fitch	NR	AA

Source: Company filings.
Note: Financial statistics as of September 30, 2003, except as noted.
(1) Reflects pro forma purchase accounting adjustments. See Form S-4 filed December 10, 2003.
(2) Excludes mandatory convertibles and hybrid securities.

The St. Paul Travelers Companies
Investment Portfolio

Invested Assets

Private Equities
Arbitrage Funds
Venture Capital
and Other
7%
Real Estate
2%
Mortgage
Loans
1%
Short-Term
8%
Fixed Maturity
82%

Total: $60.8 Billion
Duration: 4.1 Years

Fixed Maturity Portfolio

A
12%
Baa
10%
Other
6%
Aa
18%
Aaa
54%

Total: $49.5 Billion
Average Rating: Aa2/AA

Note: Statistics as of September 30, 2003.

19

Compatible Cultures and Track
Record of Successful Transactions

The St. Paul Travelers Companies
Highly Compatible Cultures

»	Both companies pursuing similar business strategies – an emphasis on independent agents and brokers

»	Focus on underwriting, claims and actuarial disciplines

»	Expense control – spend it like it’s your own

»	Commitment to performance measurement and accountability at every level

»	Profitability is more important than market share

The St. Paul Travelers Companies
Strong Combined Team Dedicated to Value Creation

»	Proven experience in integrating businesses

•	Primerica / Travelers (1993)

•	Travelers / Aetna P&C (1995)

•	St. Paul / USF&G (1998)

•	Travelers / Citicorp (1999)

•	Reliance Surety (2000)

•	RSA Financial Professional renewal rights (2002)

•	Kemper renewal rights (2003)

•	RSA renewal rights (2003)

•	Atlantic Mutual renewal rights (2003)

Paramount Objective – Driving
Value Creation for Shareholders

The St. Paul Travelers Companies
Estimated Financial Impact

($ in millions)

Travelers 2004 First Call net operating income estimates (1)	$2,035
St. Paul 2004 First Call net operating income estimates (1)	1,052

Combined 2004 First Call net operating income estimate(1)	$3,087

Estimated Annualized After-tax Adjustments (2)

Purchase GAAP adjustment(3)	($260) - ($220)
Expense savings	88 - 228
Revenue synergies	110 - 160

Note: For illustrative purposes.
(1) Estimates based on First Call consensus for Travelers and St. Paul; assumed to be based on a fully diluted share base. Combined reflects addition of Travelers and St. Paul estimates, without adjustment.
(2) Reflective of phase-in period.
(3) See Form S-4 filed December 10, 2003.

The St. Paul Travelers Companies
Significant Cost Savings

»	Initial expected realized cost savings of $228 million after-tax projected by 2006

»	Projected to be 7-9% of controllable expenses

»	Restructuring charge at the time of closing – initial estimate $300 - $400 million

Note: Assumes closing on June 30, 2004.

Management Appointments and Integration Planning

Management Announcements on November 17

Robert Lipp	Chairman
Jay Fishman	Chief Executive Officer
Charles Clarke	Vice Chairman
John MacColl	Vice Chairman & General Counsel
Douglas Elliot	CEO, General Commercial & Personal Lines
T. Michael Miller	CEO, Specialty Commercial
William Heyman	EVP, Chief Investment Officer
Brian MacLean	EVP, Claim
Timothy Yessman	EVP, Claim
Marita Zuritas	EVP, Merger Integration & Operational Strategy
Tim Schwertfeger	Chairman & CEO, Nuveen Investments

Management Announcements on December 2

Jay Benet	EVP & Chief Financial Officer
Andy Bessette	EVP & Chief Administrative Officer
William Bloom	SVP & Chief Information Officer
Thomas Bradley	Financial Related Activities & Financial Reporting
John Clifford	SVP, Human Resources
Irwin Ettinger	Vice Chairman
Samuel Liss	EVP, Strategic Development
Jim Michener	Senior Legal Officer for the combined insurance operations
Mario Olivo	EVP, Financial Planning & Analysis and Investor Relations
Kent Urness	Chief Executive Officer, International
Michael Connly	SVP, Information Technology
Diane Bengston	Senior HR Officer for General Commercial and Personal Lines
Stewart Morrison	Investments
Laura Gagnon	Investor Relations

General Commercial and Personal Lines
Management Announcements on December 16

John Albano	National Accounts
Dennis Crosby	Middle Market
Pete Higgins	Middle Market
Larry Illion	Small Commercial
Marc Schmittlein	Small Commercial
Joe Lacher	Personal Lines
Scott Belden	Ceded Reinsurance

Specialty Commercial
Management Announcements on December 16

Bill Cunningham	Construction
Rich DeSimone	Global Marine
Geo Estes	Discover Re
Bob Fellows	Canadian Operations
Rick Gustafson	Oil & Gas
Peter Hayden	Ireland Operations
Martin Hudson	UK Operations and Lloyd’s Operations
John Kearns	Financial & Professional Services
Michael Klein	Public Sector
Chris Longo	Specialty Excess and Umbrella
Kae Lovaas	Public Sector & Strategic Initiatives
Kevin Nish	CAT Risk
Bill Rohde	Technology
Rick Smith	Foreign Risk Services and Global Accounts
Doreen Spadorcia	Surety/Bond
Kevin Rehnberg	SVP, Specialty Commercial
Kent Urness	EVP, Specialty Commercial
Greg Vezzosi	SVP, Specialty Commercial
Chris Watson	Gulf

The St. Paul Travelers Integration Planning Process

»	Organizational dimensions

•	All U.S. and Canadian insurance underwriting field structures

•	Corporate staff

•	Claim infrastructure and organization

•	Home office underwriting support

•	Systems infrastructure and organization

•	Subsidiary operations

•	Run-off operations

»	Tactical as well as operational focus

»	Financial integration

»	Integration planning to be completed at closing. Integration expected to be completed in 18-24 months, including movement to end state systems

The St. Paul Travelers Planning Process
Team Structure

The St. Paul Travelers Companies
Setting the Property/Casualty Market Standard

»	The “Go-To” National Market Company

»	Financial Strength

»	Compatible Cultures and Track Record of Successful Transactions

»	Paramount Objective Driving Value Creation

This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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    The attached fact sheet may be used by The St. Paul as additional solicitation material in connection with the proposed transaction and supplements the fact sheet that was filed by The St. Paul on November 17, 2003.

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THE ST. PAUL TRAVELERS COMPANIES, INC.

Second Largest Commercial Insurer in the United States

     The combined company and its shareholders, employees, agents, and customers should benefit from:
  Considerable financial strength
  Depth and breadth of product offerings
  Strong distribution presence with enhanced geographic coverage across the U.S.
  Experienced and well-regarded management team
  Strong underwriting culture
  Successful track record in integrating businesses
  Enhanced growth opportunities, with greater diversity and stability of earnings
  Greater efficiencies and economies of scale

     With 2002 direct written premiums of $20B, The St. Paul Travelers Companies will be:

  #1 agency-based insurance company*
  #2 in domestic commercial lines*
  #2 in agent distributed personal lines*
  #5 overall among domestic property and casualty companies*
  #8 in personal lines*
*based on AM Best Rankings

     The St. Paul Companies

  Headquartered in St. Paul, MN, The St. Paul is the 14 largest U.S. property and casualty insurer
  Sixth largest commercial lines insurer, specialty- and industry-focused
  International operations in U.K., Ireland, Canada, Mexico
  Nearly 80% ownership in Nuveen Investments, an asset management company
  9,700 employees and 4,000 licensed agents
  Investment assets of $22.7 billion
  9 month ROE: 17.0%
  Financial strength ratings: A.M. Best: A, Moody’s: A1, S&P: A+
  Debt ratings: S&P: BBB+, Moody’s: A3, Fitch: BBB+

     Travelers Property Casualty

  Headquartered in Hartford, CT, Travelers is the fifth largest U.S. Property and Casualty Insurer
  Second largest writer of homeowners and auto insurance through independent agents
  Third largest commercial lines insurer
  Eighth largest personal lines insurer
  21,500 employees and 10,500 licensed agents
  Investment assets of $37.8 billion
  Nine month ROE: 16.3%
  Financial strength ratings: A.M. Best: A++, Moody’s: Aa3, S&P AA-, Fitch: AASenior Debt rating: Moody’s: A2, S&P: A-, Fitch: A

2003 Projected Net Written Premium by Business Unit
  ($ in billions)

	St. Paul Companies	Travelers	Combined

General Commercial Lines:
National	$0.3	$0.8	$1.1
Middle market	1.7	3.3	5.0
Small commercial	1.0	2.1	3.1

Total General Commercial	$3.0	$6.2	$9.2
Specialty Commercial Lines:
Construction	$0.8	$0.5	$1.3
Surety	0.5	0.5	1.0
Financial & Professional Services	0.4	0.3	0.7
Technology	0.3	_	0.3
Public Sector	0.2	_	0.2
Oil and Gas	0.2	_	0.2
Specialty Programs	0.2	_	0.2
Umbrella/E&S Group	0.2	_	0.2
Personal CAT Risk	0.1	_	0.1
Gulf	_	0.6	0.6
International	0.6	_	0.6
Lloyd’s	0.7	_	0.7
Other	0.3	–	0.3

Total Specialty Commercial Lines	$4.5	$1.9	$6.4

Total Commercial Lines	$7.5	$8.1	$15.6
Total Personal Lines	_	5.0	5.0

Total Insurance Premiums	$7.5	$13.1	$20.6

2002 Net Written Premium Distribution by Line

Source: Company reports.

Commercial Lines Diversification in U.S.

Source: A.M. Best. Based on 2002 direct premiums written. The following A.M. Best lines of business are included in the definition of "Commercial Lines" as shown in the charts: Fire, Allied Lines, Ocean Marine, Inland Marine, Earthquake, Workers' Compensation, Other Liability, Products Liability, Burglary & Theft, Boiler & Machinery, Commercial Multi-Peril (Liability & Non-Liability), Commercial Auto Liability, Commercial Auto, Physical Damage, and Commercial Auto No-Fault. (1) Includes District of Columbia.

Principal Terms of the Transaction

  The transaction is a tax-free, stock-for-stock merger.
  Under terms of the merger, holders of Travelers class A and class B common stock will receive 0.4334 The St. Paul common shares for each of their shares.
  The combined company is expected to pay dividends at the annual rate of $0.88 per share. In addition, The St. Paul expects to pay a special dividend to its shareholders prior to the closing so that in 2004, shareholders of The St. Paul will receive dividends at The St. Paul’s current rate of $1.16 per share.

  The transaction is subject to certain customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals. The transaction is expected to close in the second quarter of 2004.
  Corporate headquarters in Saint Paul, Minnesota. The St. Paul Travelers Companies will remain a Minnesota corporation.
  Commercial and personal lines businesses to be consolidated under the Travelers brand, and will be based in Hartford, Connecticut.
  The specialty insurance lines, which will be known as St. Paul Specialty, will be based in Saint Paul. The St. Paul’s international business will continue to be based in London.
  The company will also continue to own a nearly 80 percent stake in Nuveen Investments, an asset management company serving affluent and high net worth investors.
  Jay Fishman will serve as chief executive officer of the combined company; Bob Lipp will serve as the company’s executive chairman until January 1, 2006, at which time it is anticipated that Mr. Fishman will become chairman as well as chief executive officer.
  The new Board of Directors will consist of all current outside directors of both companies, as well as Mr. Lipp and Mr. Fishman, resulting in a total of 12 directors from Travelers and 11 from The St. Paul.

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